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                                                                   Exhibit 1(bb)

                   EIGHTEENTH AMENDMENT DATED OCTOBER 2, 2008

                             TO JANUS ADVISER SERIES
                      AMENDED AND RESTATED TRUST INSTRUMENT
                              DATED MARCH 18, 2003

Pursuant to authority granted by the Trustees under the Amended and Restated Trust Instrument for Janus Adviser Series dated March 18, 2003, and as may be amended from time to time, and by the affirmative vote of a majority of the Trustees at a meeting duly called and held on October 2, 2008, Article IV,
Section 2 of the Amended and Restated Trust Instrument is deleted in its entirety and replaced with the following:

     Article IV

     Section 2. Shares of Beneficial Interest.

     The beneficial interest in the Trust shall be divided into Shares of one or more separate and distinct Series or Classes established by the Trustees. The number of Shares of each Series and Class is unlimited and each Share shall have a par value of $0.001 per Share. All Shares issued hereunder shall be fully paid and nonassessable. Shareholders shall have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Trust. The Trustees shall have full power and authority, in their sole discretion and without obtaining Shareholder approval: to issue original or additional Shares at such times and on such terms and conditions as they deem appropriate; to issue fractional Shares and Shares held in the treasury; to establish and to change in any manner Shares of any Series or Classes with such preferences, terms of conversion, voting powers, rights and privileges as the Trustees may determine (but the Trustees may not change Outstanding Shares in a manner materially adverse to the Shareholders of such Shares); to divide or combine the Shares of any Series or Classes into a greater or lesser number; to classify or reclassify any issued and outstanding or unissued Shares of any Series or Classes into one or more Series or Classes of Shares including a classification or reclassification of some but not all of the issued and outstanding Shares of any Series of Classes into one or more Series or Classes of Shares (but the Trustees may not classify or reclassify some but not all of the issued and outstanding Shares of any Series or Class into one or more Series or Classes in a manner materially adverse to the Shares that are being classified or reclassified); to abolish any one or more Series or Classes of Shares; to issue Shares to acquire other assets (including assets subject to, and in connection with, the assumption of liabilities) and businesses; and to take such other action with respect to the Shares as the Trustees may deem desirable. Shares held in the treasury shall not confer any voting rights on the Trustees and shall not be entitled to any dividends or other distributions declared with respect to the Shares.

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